# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Entera Bio Ltd., CIK 0001638097
CUSIP: M40527109
Title of class of securities: Ordinary Shares, par value NIS 0.0000769
Address of issuer's principal executive offices: KIRYAT HADASSAH, MINRAV BUILDING, FIFTH FLOOR, JERUSALEM, Israel (L3), 9112002
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002050194

## Reporting persons
- Spruce Street Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,213,455; sole dispositive power 0; shared dispositive power 11,213,455; aggregate amount beneficially owned 11,213,455 (6.4% of the class)
- Alex R. Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,213,455; sole dispositive power 0; shared dispositive power 11,213,455; aggregate amount beneficially owned 11,213,455 (6.4% of the class)
- Simon Basseyn: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,213,455; sole dispositive power 0; shared dispositive power 11,213,455; aggregate amount beneficially owned 11,213,455 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Entera Bio Ltd.
Address of issuer's principal executive offices: KIRYAT HADASSAH, MINRAV BUILDING, FIFTH FLOOR, JERUSALEM, ISRAEL 9112002

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Spruce Street Capital LP (the "Investment Manager"), the investment manager to certain investment funds and/or accounts (collectively, the "Spruce Street Funds"), with respect to the ordinary shares, par value NIS 0.0000769 per share (the "Ordinary Shares") of Entera Bio Ltd. (the "Company") held by the Spruce Street Funds;

(ii) Alex R. Ryan, co-Managing Member of Spruce Street Capital GP LLC, the general partner of the Investment Manager, and the co-Managing Partner of the Investment Manager, with respect to the Ordinary Shares held by the Spruce Street Funds; and

(iii) Simon Basseyn, co-Managing Member of Spruce Street Capital GP LLC, the general partner of the Investment Manager, and the co-Managing Partner of the Investment Manager, with respect to the Ordinary Shares held by the Spruce Street Funds.

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

777 Third Avenue, Suite 1704
New York, New York 10017
Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 173,922,428 Ordinary Shares outstanding as of September 18, 2026, as reported in the Company's Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 23, 2026.
Percent of class: 6.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a) above. Spruce Street Capital Master Fund LP, a Spruce Street Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Spruce Street Capital LP: /s/ Alex R. Rosen, Spruce Street Capital GP LLC, its General Partner, By: Alex R. Rosen, its Co-Managing Member (11/13/2026)
- Alex R. Rosen: /s/ Alex R. Rosen, Alex R. Rosen, individually (11/13/2026)
- Simon Basseyn: /s/ Simon Basseyn, Simon Basseyn, individually (11/13/2026)